UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of June 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibits 1 and 2 and incorporated herein by reference are the Registrant’s press releases dated June 17, 2007 and June 18, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: June 19, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated June 17, 2007
2.	Press release dated June 18, 2007

Exhibit 1

Another Prestigious Prize for Elbit Systems:

Elbit Systems Skylark®-II UAV Wins Frost & Sullivan
“Best Innovative Product Award for 2007 in the Aviation & Defense Category”

Haifa, Israel, June 17, 2007 – Elbit Systems Ltd. (NASDAQ:ESLT) announced that the prestigious business research and consulting firm Frost & Sullivan has presented its “Best Innovative Product Award for 2007 in the Aviation & Defense Category” to Skylark®-II, a close-range tactical UAV system developed and produced by Elbit Systems.

Frost & Sullivan cited the Skylark®-II system as a market trend setter, defining and leading the UAV market. The Skylark®-II’s unique system capabilities enable it to perform the same missions that previously only larger and more expensive UAV systems could perform. Elbit Systems ongoing leadership in the UAV field was another factor in Frost & Sullivan’s decision to present this award.

The Skylark®-II is a new, improved model of the Skylark®-I UAV system that is in widespread operational use worldwide, including in the Israel Defense Forces (IDF). The Skylark®-II is capable of carrying out covert surveillance flights day and night, in all weather conditions at mission ranges exceeding 50 kilometers.

The Skylark®-II has the ability to perform a wide range of missions, including: surveillance and reconnaissance, data collection and target designation. The Skylark®-II is deployed from a field-vehicle equipped with an integral launcher and a dual-Ground Control Station. The advanced UAV is highly autonomous, based on highly advanced technology and the extensive accumulated operational experience of the Elbit Systems Hermes® family of UAVs. The system’s compact design and light weight allows for assembly, launch and recovery by a two-person crew.

The unique technologically advanced propulsion system for low and medium altitudes is silent and highly efficient for covert operations. The advanced payload configuration features a color day camera, 3rd generation thermal imaging night camera and a laser illuminator, enabling Skylark®-II to produce high quality sharp imagery even under cloud cover and adverse weather conditions.

Haim Kellerman, Corporate Vice President and General Manager of Elbit Systems UAV Division stated, “We are proud to receive this award from a prominent consulting and research company such as Frost & Sullivan. This selection is an example of the enthusiastic response that we are receiving from experts in the field and potential customers. Last November, Popular Science Magazine credited the same product with a similar award. Our product being selected by one of the top consulting and research companies testifies to Elbit Systems position as an innovative and advanced UAV manufacturer.”

About the “Best Innovative Product Award for 2007"

Every year the analysts of Frost & Sullivan choose the most innovative products launched that year. They evaluate: R&D expenses, products in development and new product applications for existing products in the search for the most innovative products of the year. The winners are the products and technology comprising a major breakthrough in a respective field. All the products are selected according to the degree of innovativeness and customer satisfaction.

All products are examined using the following criteria:

•	Level of innovation in the respective field

•	Competitive advantage versus the market

•	Level of technological innovation implemented in the product

•	Penetration level of product in the market

•	Added value product provides to customers

•	Number of competitors with a similar product

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts: Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Exhibit 2

Elbit Systems Will Supply Two NATO Members Countries With
Aviator’s Night Vision Imaging System/Head-Up Displays

Contracts valued at approximately $14 million

Haifa, Israel, June 18 2007 – Elbit Systems Ltd. (NASDAQ: ESLT) announced that it has been awarded two contracts, in a total amount of approximately $14 million to supply Aviator’s Night Vision Imaging System/Head-Up Displays (ANVIS/HUD™) for helicopters of two NATO member countries.

The ANVIS/HUD™ system employs cutting edge technologies to provide the most advanced system of its kind, offering a 24/7 significant increase in situational awareness and safety by allowing the pilot to fly “head out of the cockpit” during night operations and projecting critical flight information into the night vision goggles’ view. This system has been in operational use by U.S. Army, U.S. Navy / U.S. Marine Corps and U.S. Air Force rotary wing pilots since the mid-1990‘s and is installed on numerous utility and special operations helicopter fleet platforms, including the UH-60, CH-53 CH-47, CH-46, AH-1, UH-1, V-22, Super Puma, Cougar and others. The Elbit Systems Group has equipped more than 5,000 helicopters, for more than 20 countries, with ANVIS/HUD™ systems.

Yoram Shmuely, Corporate Vice President and General Manager of Elbit Systems’ Airborne and Helmet Systems Division said: “The selection of our systems for this project attests to Elbit Systems’ leadership in the field of helmet and heads-Up display systems. The ANVIS/HUD™ system was developed to fully comply with NATO and U.S. military requirements allowing NATO pilots to safely and effectively execute their various missions in both day and night conditions.”

Up to date, Elbit Systems delivered over 5,000 ANVIS/HUD™ systems to over 20 countries worldwide.

The JSF (F-35), considered the most advanced tactical fighter jet of its kind, is equipped with Elbit Systems’ US subsidiary – VSI’s helmet system. In recent weeks, the aircraft’s manufacturers, Lockheed Martin, conducted a number of successful test flights using this helmet system.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts: Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.